PLEASE NOTE:

CERTAIN SPECIFICALLY MARKED PORTIONS OF THIS EXHIBIT HAVE BEEN OMITTED PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT PROVIDED TO THE SECURITIES AND EXCHANGE COMMISSION AND THE COMPLETE MATERIAL HAS BEEN FILED SEPARATELY WITH THE COMMISSION.

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STANDARD NAND SUPPLY AGREEMENT

This Standard NAND Supply Agreement (this "Agreement") is entered into and is effective as of October 1, 2003 ("Effective Date"), by and between Toshiba Corporation, a Japanese corporation having its principal place of business at 1-1, Shibaura 1-chome, Minato-ku, Tokyo 105-8001, Japan ("Seller"), and [***] ("Buyer").  Seller and Buyer are also hereinafter referred to collectively as the "Parties" and each individually as a "Party".

RECITALS

WHEREAS, the Supplemental Agreement Among Partners contemplates that the Parties shall enter into this Agreement for the purchase and sale of Standard NAND Products; and

WHEREAS, Seller wishes to sell Standard NAND Products to Buyer and Buyer wishes to buy Standard NAND Products from Seller under the terms and conditions contained herein.

NOW, THEREFORE, the Parties agree as follows:

1.                  DEFINITIONS

The following capitalized terms shall have the following meanings for purposes of this Agreement:

1.1              "Business Day" means any day except (a) a Saturday or Sunday, or (b) any other day on which commercial banks in Tokyo, Japan are authorized by law to close.

1.2              "Combo Unit" shall have the meaning set forth for such term in the New MPA.

1.3              "Delivery Point" means the delivery destination for Standard NAND Products identified in the Purchase Order for such products under this Agreement.

1.4              "DiskOnKey Products" means any current or future removable data storage products comprised of (a) a non-detachable USB connector and (b) embedded flash memory for data storage, contained within a single shell package, including, without limitation, M-Systems` DiskOnKey Products of USB versions 1.1, 2.0, OTG, and any other extensions and derivatives thereof. Certain PCBA (as defined in the DiskOnKey Products Supply Agreement) may be included in the definition of DiskOnKey Products to the extent as mutually agreed by the Parties.

1.5              "DiskOnKey Product Supply Agreement" means the DiskOnKey Product Supply Agreement effective as of October 1, 2003, entered into by and among Buyer, Seller and M-Systems.

*M-Systems Confidentiality Treatment Requested

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1.6              An "Epidemic Failure" occurs if the total units of any Standard NAND Product delivered by Seller to Buyer hereunder (such units to be identified as part of a product production run, by product number or other reasonable method) violate the warranty contained in

Section 10.1 at a rate equal to or exceeding the following rates: (a) single root cause rate: 0.1%; (b) multiple root cause rate: 1%.

1.7              "Fiscal Year" means each annual period from January 1 through December 31.

1.8              "Governmental Authority" means any governmental body, agency or official of any country or political subdivision of any country, including, but not limited to, federal, state, county and local governments and administrative agencies; any court, administrative hearing body, arbitrator, commission or other similar dispute resolving panel or body; and any other entity exercising executive, legislative, judicial, regulatory or administrative functions of a government.

1.9              "New MPA" means the New Master Purchase Agreement dated as of July 15, 2003, entered into by and between Seller and M-Systems.

1.10          "M-Systems" means M-Systems Flash Disk Pioneers Ltd., an Israeli corporation.

1.11          "Person" means a natural individual, Governmental Authority, partnership, firm, corporation or other entity.

1.12          "Purchase Orders" means purchase orders to Seller for Standard NAND Products in accordance with this Agreement, including the Standard NAND Product description, quantity, Delivery Point and requested delivery date.

1.13          "Seller`s NAND Capacity" means Seller`s and its Subsidiaries` aggregate worldwide NAND capacity.  For the avoidance of doubt, Seller`s NAND Capacity includes Seller`s and/or its Subsidiaries` allocated and available NAND capacity from time to time through [***] and any other fabs owned, directly or indirectly, by Seller or any of its Subsidiaries.

1.14          "Standard NAND Products" means any single level cell or multi level cell NAND flash memory products, whether packaged or as dies or wafers, but excluding any XDOC Products.  For the avoidance of doubt, any NAND wafers that are used with an ASIC to create an XDOC Product or with an ASIC and one or more component(s) to create a Combo Unit shall be considered as "XDOC Products" as further provided in the definition of XDOC Products set forth in the New MPA.

*M-Systems Confidentiality Treatment Requested

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1.15          "Subsidiary" means a corporation or other entity of which the applicable party (a) owns, directly or indirectly, 50% or more of the outstanding shares or other ownership interests, or (b) has the right to appoint the majority of the members of the Board of Directors or similar body.

1.16          "Supplemental Agreement Among Partners" means the Supplemental Agreement Among Partners dated as of July 30, 2003[***].

1.17          "XDOC D&L Agreement" means the XDOC Development and License Agreement effective as of July 15, 2003, entered into by and between Seller and M-Systems.

1.18          "XDOC Product" shall have the meaning set forth for such term in the New MPA.

2.                  SELLER`S SUPPLY COMMITMENT

2.1              Seller shall supply Buyer`s Standard NAND Product requirements on the terms and subject to the conditions contained herein.

2.2              Notwithstanding anything contained herein to the contrary, Seller`s supply commitment hereunder shall be and shall not exceed the following percentages of Seller`s NAND Capacity for each month during the specified year (for the purpose of this Section, references to "year" or "annual" shall mean the period from January 1st to December 31st).  For the avoidance of doubt, Toshiba`s capacity commitment for any month shall apply only to such month, and shall terminate and no longer be effective to the extent not fully used during such month

(a)                [***]% for each month in year 2003;

(b)               [***] % for each month of  1st through 3rd Quarter in year 2004: ;

(c) [***]% for each month of 4th Quarter in year 2004, and

(d) [***]% for each month in year 2005 and each subsequent calendar year during the term of this Agreement.

In addition, Seller will use commercially reasonable efforts to support Buyer`s needs in the event that the Buyer wishes to exceed the Seller`s supply commitment set forth above.

*M-Systems Confidentiality Treatment Requested

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2.3              For the avoidance of doubt, if Seller purchases from Buyer DiskOnKey Products to be provided to any Seller Internal Company for sale as a bundled package with any other Seller product, as set forth in Section 3.3 of the DiskOnKey Product Supply Agreement, Seller`s Standard NAND Products incorporated by Buyer in such DiskOnKey Products shall not be considered as part of Seller`s NAND Capacity for the purposes of this Section 2.

2.4              Seller shall provide Buyer at least 30 days prior to the beginning of each quarter with an estimate of Seller`s NAND Capacity for such quarter. The parties shall mutually discuss this estimate and agree on the capacity for the following quarter, which shall then apply for the following quarter. In the event that at the end of the quarter either party believes that the estimated numbers do not significantly reflect the actual capacity, the parties shall mutually discuss the required changes to the capacity agreed for such quarter.

2.5              For the avoidance of doubt, this Agreement shall not restrict or limit in any way Seller`s ability to supply Standard NAND Products to third parties, subject to the compliance by Seller with the terms of this Section 2.

3.                  Buyer`s PURCHASE commitment.

Seller shall be the exclusive supplier of Buyer`s Standard NAND Product requirements, and Buyer shall not procure any Standard NAND Products from any Persons other than Seller, provided that:

3.1              The pricing for Standard NAND Products supplied to Buyer hereunder shall be as set forth in Section 4; and

3.2              Buyer shall be entitled to purchase Standard NAND Products from third parties to the extent (and only to the extent) that: (a) Seller is unable to deliver a sufficient quantity of Products to fulfill any valid Purchase Order of Buyer; or (b) Seller`s Standard NAND Products offered to Buyer do not reasonably meet Buyer`s technology and specification requirements for its DiskOnKey Products.

4.                  PRICING

4.1              Subject to Section 4.2, the price of Standard NAND Products supplied by Seller hereunder shall be equal to Seller`s [***].  Seller shall provide Buyer at least 15 days prior to the beginning of each quarter with an estimate of Seller`s price for such quarter. The parties shall mutually discuss this estimate and agree on the price for the following quarter, which shall then apply for the following quarter. In the event that at the end of the quarter either party believes that the estimated price does not significantly reflect the actual price, the parties shall mutually discuss the required changes to the price agreed for such quarter.

*M-Systems Confidentiality Treatment Requested

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4.2              The price of Standard NAND Products supplied by Seller in excess of Seller`s supply commitment set forth in Section 2.2 for any monthly period shall be [***].

5.                  FORECASTS; ORDERING;

5.1              By no later than two (2) weeks prior to the end of each calendar month, Buyer will provide Seller with a forecast (each, a "Forecast") of Buyer`s estimated aggregate purchases of Standard NAND Products from Seller (expressed in Megabytes) for the rolling six (6)-month period following such month.  Each Forecast shall be sufficiently detailed and shall include, without limitation, the aggregate number of Megabytes and part name level (for example, "256 Megabit MLC") of Buyer`s forecasted demand for each month included in the Forecast.

5.2              Each Forecast shall constitute a binding purchase commitment of Buyer to the extent provided below in this Section 5.2:

[****]

In addition to Buyer`s commitment to purchase based on its Forecasts as described above, Seller shall be committed to support the Forecasts (including the upside described above), to supply the Standard NAND Products thereunder and to accept Purchase Orders based on such Forecasts, subject only to the capacity limitations explained in Section 2.2 above

5.3              Seller shall provide to Buyer a reasonably detailed support plan (the form of which to be discussed and agreed by the Parties) regarding each Forecast by no later than ten (10) Business Days after the date of the applicable Forecast; provided that such support plans of Seller shall not by themselves affect Seller`s obligations to supply Standard NAND Products hereunder (which will be subject to all terms and conditions of this Agreement).

5.4              Ordering.

[***]

*M-Systems Confidentiality Treatment Requested

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6.                  DELIVERY; CARRIER; RISK OF LOSS

6.1              Carrier; Risk of Loss.  Seller shall use the carriers mutually agreed by the Parties for delivery ("Preferred Carriers").  If no Preferred Carrier is designated by Buyer, Seller will select a common carrier at its discretion.  Title and risk of loss or damage to the Standard NAND Product will pass to Buyer upon delivery to the Preferred Carrier, "FOB Shipping Point" unless otherwise separately agreed by the local offices of the Parties.    Shipment shall be (i) F.O.B. Japan   (according to INCOTERMS 2000 (as amended)) or (ii) as otherwise agreed.

6.2              Delivery Date and Notice of Late Delivery.  Seller shall deliver Purchase Order quantities accepted by Seller to the Delivery Point within the Lead Time (as set forth in Section 5.4(b)) for the Purchase Order.  Without derogating from the provisions of Section 5.3, Seller shall provide Buyer with advance notice in the event that Seller believes that it cannot meet the Lead Time for any of the Standard NAND Products ordered under this Agreement, such notice to be provided to Buyer at least 14 days prior to the scheduled delivery date of the applicable Standard NAND Product and shall set forth the expected delivery date and any other reasonable information requested by Buyer.  Notwithstanding the foregoing, if Seller cannot provide the abovementioned notice within the abovementioned 14 days because the reasons for such delay are not known to Seller 14 days or more before the applicable delivery date, then Seller shall be entitled to provide Buyer with less than 14 days notice provided that Seller (i) shall provide such notice no more than one Business Day after it becomes aware that it cannot meet the applicable Lead Time, and (ii) shall provide Buyer with a written reasonably detailed explanation setting forth the reason(s) for Seller`s inability to provide the notice within the abovementioned 14 days period.

*M-Systems Confidentiality Treatment Requested

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7.                  AGREEMENT PREVAILS

Except for the quantities, Delivery Point, and delivery dates specified on Buyer`s Purchase Orders accepted by Seller, the terms governing the supply and purchase of Standard NAND Products hereunder will be governed by the terms and conditions of this Agreement.  In the case of conflict between this Agreement and any Purchase Order, the terms of this Agreement will prevail.

8.                  PAYMENTS

Seller shall provide invoices to Buyer for all Standard NAND Products supplied hereunder, identifying the applicable Purchase Order(s).  Buyer shall pay each invoice within  [***] days from the end of the month in which  shipments of the applicable Standard NAND Products are made by Seller.  All payments to Seller for Standard NAND Products under this Agreement shall be made by wire transfer of immediately available funds to a bank account designated by Seller.

9.                  ACCESS TO INFORMATION; QUALITY AND INSPECTION

9.1              Quality Control.  Seller will establish and maintain quality control procedures that comply with applicable ISO standards.

9.2              Standard NAND Product Inspection.  All Standard NAND Products are subject to inspection by Buyer and may be rejected and returned to Seller if the Standard NAND Products do not comply with the warranty contained in Section 10.1, or if the Standard NAND Products are part of an Epidemic Failure under Section 10.3,.  If Standard NAND Products are so rejected prior to payment, Buyer shall be relieved of any payment obligation in connection with such returned Standard NAND Products.  If Standard NAND Products are rejected for defects or non-conformance after payment, but within [***] days of delivery, Buyer will be entitled (in lieu of Seller`s obligations under Section 10.2 but without otherwise limiting Buyer`s rights hereunder) to a credit for the full amount of the purchase price of such defective or non-conforming Standard NAND Products.

9.3              Site Inspections.  During the term of this Agreement, during normal business hours and upon reasonable notice to Seller and its respective manufacturing site(s), Buyer shall have the right to inspect and, to the extent practicable and at Buyer`s sole expense, test the Standard NAND Products at all Seller sites of manufacture of the Standard NAND Products, to the extent as reasonably accepted in advance by Seller. Such inspection and testing will not relieve Seller of liability regarding the Standard NAND Products later found to be defective or liability regarding Seller`s failure to meet its obligations under this Agreement.

*M-Systems Confidentiality Treatment Requested

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9.4              Electronic Access.  To the extent provided by Seller to any of its third party customers, Seller shall provide Buyer with reasonable electronic access to information about the status of outstanding Purchase Orders.

10.              LIMITED WARRANTIES

10.1          Liens, Materials and Workmanship.  Seller warrants that each of the Standard NAND Products purchased and delivered hereunder:  (i) will be free and clear of all liens and encumbrances; (ii) will be free from all defects in material and workmanship; and (iii) will conform to the agreed specifications for such Standard NAND Products. This warranty shall run for [***] commencing from the date of delivery of the applicable Standard NAND Product.

10.2          Warranty Repair/Replacement.  If any Standard NAND Product is found to breach the warranty specified in Section 10.1, Buyer may (within the applicable warranty period) send a notice to Seller informing it of the breach of warranty.  Upon receipt of such notice, Seller will issue a Return Material Authorization (RMA) authorizing Buyer to return the defective Standard NAND Products to Seller.  Upon return of the defective Standard NAND Products, Seller shall, at Seller`s expense, and Seller`s sole discretion, promptly repair or replace such defective Standard NAND Products, and return the repaired or replaced units to Buyer.  Except as expressly otherwise provided herein, this Section 10.2 shall constitute Buyer`s sole and exclusive remedy and Seller`s sole and exclusive obligation with respect to any breach of the warranty specified in Section 10.1.

10.3          Epidemic Failures. Seller shall, at Seller`s own expense and at Buyer`s option, promptly repair or replace or give Buyer a credit for Standard NAND Products delivered under this Agreement which exhibit Epidemic Failures within [***] of the date of delivery of the applicable Standard NAND Products.

10.4          Freight and Incidental Costs. Seller will be responsible for freight and incidental costs in connection with the repair or replacement of Standard NAND Products under Sections 10.2 or 10.3, including reasonable costs for labor, inspection and testing, freight charges from Buyer to Seller, and freight charges from Seller to Buyer.

10.5          No Liability. Seller`s warranty in Section 10.1 and its obligations under this Section 10 shall not apply with respect to any Standard NAND Product claims or non conformance of Standard NAND Products or spare parts relating to, arising from or caused by any of the following: abuse, misuse, improper use, negligence, accident, alteration, modification, tampering or improper repair or installation (in each case including actions not in compliance with applicable Standard NAND Product specifications), by Buyer, any other party not authorized by Seller or otherwise.

*M-Systems Confidentiality Treatment Requested

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10.6          No Waiver.  Neither Buyer`s approval of Seller`s material or design for a Standard NAND Product or its acceptance of any Standard NAND Products not in compliance with Seller`s warranty obligations under Section 10.1 shall relieve Seller of its obligations under this Section 10, unless otherwise specifically agreed in writing by Buyer.

10.7          NO OTHER WARRANTIES.  THE WARRANTIES AND OBLIGATIONS OF SELLER SET FORTH IN THIS SECTION 10 CONSTITUTE SELLER`S SOLE WARRANTIES, EXPRESS OR IMPLIED, WITH RESPECT TO THE STANDARD NAND PRODUCTS SUPPLIED BY SELLER HEREUNDER.  THE WARRANTIES AND OBLIGATIONS SET FORTH IN THIS SECTION 10 ARE IN LIEU OF, AND SELLER EXPRESSLY DISCLAIMS AND WAIVES, ALL OTHER REPRESENTATIONS AND WARRANTIES, EXPRESS, IMPLIED, STATUTORY OR ARISING BY COURSE OF DEALING OR PERFORMANCE, CUSTOM, USAGE IN THE TRADE OR OTHERWISE, INCLUDING THE IMPLIED WARRANTIES OF MERCHANTABILITY AND FITNESS FOR A PARTICULAR USE.

11.              ENVIRONMENTAL COMPLIANCE

Seller represents and warrants to Buyer that, to the best of its knowledge, it: (i) has been granted or issued all permits required for the storage, handling and disposal of all hazardous materials or waste used by Seller in the performance of this Agreement; and (ii) is in compliance with material legal requirements relating to environmental protection applicable to its performance hereunder.  Seller shall notify Buyer in writing promptly upon discovery of any regulatory action taken or initiated against Seller, whether or not such action relates to or arises out of this Agreement, that would have a materially adverse impact on Seller`s ability to perform its obligations hereunder.  As between Seller and Buyer, regulatory compliance by Seller and management of Seller`s employees, facilities, and processes is the responsibility of Seller.  Buyer has no express or implied responsibility for the same.

12.              PROPRIETARY RIGHTS INDEMNITY

12.1          Representation and Warranty.  Seller represents and warrants to Buyer that for the term of this Agreement the Standard NAND Products provided under this Agreement do not infringe or violate any patent, copyright, trade secret, mask work right or other intellectual property right of a third party.

12.2          Seller`s Indemnity Obligation.  Seller shall, at its expense and at Buyer`s request, defend any claim or action brought against Buyer, and Buyer`s subsidiaries, affiliates, directors, officers, employees, agents and independent contractors (collectively, the "Buyer Indemnified Parties") to the extent it is based on a claim based on or resulting or arising from a breach of the representation contained in Section 12.2, and Seller shall indemnify and hold Buyer Indemnified Parties harmless from and against any costs, damages and fees reasonably incurred by Buyer`s Indemnified Parties,

*M-Systems Confidentiality Treatment Requested

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including but not limited to fees of attorneys and other professionals, that are attributable to such claim; provided that:  (a) Buyer gives Seller reasonably prompt notice in writing of any such suit and permits Seller, at its sole control and through counsel of its choice, to answer the charge of infringement and defend and negotiate for settlement of such claim or suit; (b) Buyer provides Seller information, assistance and authority at Seller`s expense to enable Seller to defend such suit; and (c) Seller shall not be responsible for any settlement made by Buyer without Seller`s prior written permission.  In the event Seller settles any such suit, Seller agrees not to disclose to third parties the terms of the settlement nor to permit the party claiming infringement to disclose such terms without first obtaining Buyer`s written permission.

12.3          Exceptions.  Seller will not have liability under this Section 12 to the extent that: (a) any claim or suit would have been avoided but for Buyer`s combination, operation, or use of the Standard NAND Products with devices, parts, or software not supplied by Seller; or (b) any claimed infringement is primarily attributable to any modification or addition to the Standard NAND Products not authorized by Seller.

12.4          Duty to Correct.  In addition to its obligations under Section 12.2, should the use, sale or other disposition of the Standard NAND Products be enjoined by a court or in the event there is a final judicial determination that the Standard NAND Products infringe a third party`s proprietary right, Seller shall, at Seller`s expense and option:  (a) procure for Buyer the past right to make, use and sell and the future right to continue to make, use and sell the Standard NAND Products; or (b) replace or modify the Standard NAND Products to make such Standard NAND Products non-infringing, provided that the replacement or modified Standard NAND Product is functionally interchangeable with and has at least the same performance as the replaced Standard NAND Product; or (c) refund any moneys received by Seller from Buyer hereunder for the Standard NAND Products whose use, sale or other disposition was enjoined.

12.5          Exclusive Liability.  The Parties` obligations set forth in this Section 12 constitute the Parties` exclusive liability and the Parties` sole remedy arising out of any third party`s claim of infringement.

13.              PRODUCT LIABILITY

Seller shall, at Seller`s expense, indemnify, hold harmless and, at Buyer`s request, defend Buyer Indemnified Parties from and against any and all loss, cost, liability or expense (including costs and reasonable fees of attorneys and other professionals) arising out of or in connection with a claim that any of the Standard NAND Products purchased by Buyer hereunder caused injury or damage to persons or property to the extent caused by any defect in the design or manufacture of such Standard NAND Product when used in accordance with Seller`s applicable specifications (including any usage guidelines or instructions), provided that (a) Buyer gives Seller reasonably prompt notice in writing of any such claim and permits Seller, at its sole control and through counsel of its choice, to answer, defend and negotiate for settlement of such claim, (b) Buyer provides Seller information, assistance and authority, at Seller`s expense,

*M-Systems Confidentiality Treatment Requested

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to enable Seller to defend such claim; and (c) Seller shall not be responsible for any settlement made by Buyer without Seller`s prior written permission.  This Section 13 shall not apply to any loss, cost, liability or expense arising out of the negligence of Buyer or any third party (including any customer).

14.              TERMINATION

14.1          This Agreement may be terminated as follows:

(a)                By consent in writing of both Parties.

(b)               At the election of either Party, if the other Party commences a voluntary Proceeding seeking liquidation, reorganization, or other relief with respect to itself or its debts under any bankruptcy, insolvency or other similar law now or hereafter in effect or seeking the appointment of a trustee, receiver, liquidator, custodian or other similar official of it or any substantial portion of its property or taking possession by any such official in any involuntary Proceeding commenced against it, or makes a general assignment for the benefit of creditors, or fails generally to pay its debts as they become due, or takes any action to authorize any of the foregoing.

(c)                At the election of either Party, if an involuntary Proceeding is commenced against the other Party seeking liquidation, reorganization or other relief with respect to it or its debts under any bankruptcy, insolvency or other similar law now or hereafter in effect or seeking the appointment of a trustee, receiver, liquidator, custodian or other similar official for such Party or any substantial part of its property, and such involuntary Proceeding remains undismissed and unstayed for a period of one hundred twenty (120) days.

(d)               At the election of either Party, if there has been a material violation or breach by the other Party of any material covenant or agreement contained herein, which violation or breach shall not have been cured or corrected by the violating or breaching Party within thirty (30) Business Days after receipt of notice thereof, describing such violation or breach in reasonable detail (or such longer period (not to exceed fifteen (15) Business Days) as is reasonably necessary to remedy such violation or breach, provided that the violating or breaching Party shall commence such action to cure such violation or breach within such thirty (30) Business Days and thereafter shall use commercially reasonable efforts to pursue such cure until such violation or breach is cured).

14.2          In the event of the termination of this Agreement pursuant to Section 14.1, this Agreement shall cease to have further force or effect and neither Party shall have any liability to the other Party in respect to this Agreement, provided that:

*M-Systems Confidentiality Treatment Requested

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(a)                Termination of this Agreement for any reason shall not release either Party from any liability which has already accrued as of the effective date of such termination, and shall not constitute a waiver or release of, or otherwise be deemed to prejudice or adversely affect, any rights, remedies or claims, whether for damages or otherwise, which a Party may have hereunder, at law, equity or otherwise or which may arise out of or in connection with such termination.

(b)               If this Agreement is terminated by Buyer pursuant to Sections 14.1(b), (c) or (d), then Buyer, in addition to any other rights provided herein but subject to its obligations hereunder to pay for the completed Standard NAND Products, may require Seller to transfer title and deliver to Buyer any completed Standard NAND Products and/or materials that Seller has produced or acquired for the completion of such Purchase Order(s).  Seller shall protect and preserve for Buyer`s benefit such property in the possession of Seller.

(c)                If this Agreement is terminated by Seller pursuant to Sections 14.1(b), (c) or (d), then Seller, in addition to any other rights provided herein, may require Buyer to accept and pay for any completed Standard NAND Products that Seller has produced for the completion of any Purchase Order(s) accepted prior to such termination.

(d)               Notwithstanding any termination of this Agreement, the provisions of  Sections 1,  10, 12, 13, 14.2, 20, 22, 23 and 24 shall remain in effect.

15.              AGENCY APPROVALS

Seller shall obtain any government agency approvals necessary to sell the Standard NAND Products to Buyer, and will pay all application fees, costs of samples, and other reasonable expenses incurred in connection with obtaining such approvals.  Buyer shall sign any necessary documents and provide any necessary information to enable Seller to complete forms and otherwise obtain such approvals.

16.              TAXES AND FOREIGN SHIPMENTS

The prices set forth in this Agreement are in United States dollars and are exclusive of any and all state or local sales, use, excise or similar taxes, which, if applicable, shall be paid by Buyer.

17.              CERTIFICATES OF DELIVERY

Upon Buyer`s request and subject to Buyer`s reimbursement of Seller`s reasonable out-of-pocket expenses, Seller shall provide:  (a) Certificates of Delivery (CD) to Buyer for Standard NAND Products which were imported into the United States by Seller and sold directly to Buyer as imported goods; or (b) Certificates of Manufacture and Delivery (CMD) for Standard NAND Products which were imported and then further manufactured by Seller and sold directly to Buyer.

*M-Systems Confidentiality Treatment Requested

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Seller shall also provide to Buyer a Certificate of Compliance (COC) with each shipment of Standard NAND Products shipped to Buyer.  Descriptions of merchandise on each CD, CMD or COC must reference both Buyer`s and Seller`s part numbers.

18.              PROPERTY FURNISHED BY BUYER

All tools, computer equipment and other materials furnished by Buyer for use by Seller in its performance hereunder will be identified by Buyer in a reasonably conspicuous manner and will remain the property of Buyer and will be used by Seller only for purposes of this Agreement.  All specifications, drawings or other documents and data furnished by Buyer and tools, dies, molds, jigs, fixtures, patterns, hobs, electrodes, punches, artwork, screens, tapes, templates, machinery, special test equipment, and gauges, which have been furnished, paid for, or charged against Buyer, will be deemed Buyer`s property and shall be maintained and preserved by Seller for Buyer`s during the term of this Agreement.  Such property will be delivered, upon Buyer`s request and at its expense, to Buyer in good condition, except for normal wear and tear and consumption in connection with its intended use.

19.              COMPLIANCE WITH LAWS

Each party shall comply with all applicable laws and regulations governing their activities under this Agreement, including, without limitation, the export control laws and regulations of the United States and Japan.

20.              LIMITATION OF LIABILITY

IN NO EVENT SHALL EITHER PARTY BE LIABLE WITH RESPECT TO THIS AGREEMENT FOR ANY SPECIAL, INDIRECT, INCIDENTAL, PUNITIVE OR CONSEQUENTIAL DAMAGES OF ANY KIND, INCLUDING, BUT NOT LIMITED TO, DAMAGES TO THE OTHER PARTY`S BUSINESS REPUTATION HOWEVER CAUSED, AND ON ANY THEORY OF LIABILITY WHETHER IN AN ACTION FOR CONTRACT, STRICT LIABILITY OR TORT (INCLUDING NEGLIGENCE) OR OTHERWISE, WHETHER OR NOT THE FIRST PARTY HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES.

21.              NO FINDERS OR BROKERS

Each Party hereby represents to the other Party that no finders, brokers or similar third parties have been used in connection with this Agreement or negotiations or other discussions culminating in this Agreement.

22.              RECORDS AND AUDIT

22.1          Both Parties shall keep and maintain appropriate books and records reasonably necessary for verification that they have complied with the terms of this Agreement.

*M-Systems Confidentiality Treatment Requested

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22.2          For four (4) years after the end of each Fiscal Year, each Party shall be entitled, not more than once annually, to retain independent auditors at such Party`s expense (subject to Section 22.4 below), to review the other Party`s books and records for the purpose of determining whether the applicable amounts paid by the Parties (as applicable) meet the requirements of this Agreement.

22.3          Any amounts hereunder due by a Party to the other Party which are determined, as a result of the audit, to be underpaid or overpaid will promptly be corrected and paid to the applicable Party.

22.4          In the event that an audit is requested by one of the Parties (the "Initiating Party") and such audit shows underpayment by the other Party (i.e., the non Initiating Party) of more than seven and a half percent (7.5%) of the aggregate payments due for the period being reviewed, then the other Party shall bear the cost of such audit.

23.              CONFIDENTIALITY; PUBLICITY

23.1          "Confidential Information" means, subject to the limitations set forth in Section 23.3, (i) any information of a Party with respect to which the other Party has a confidentiality obligation as of the date hereof pursuant to the express terms of a written confidentiality or nondisclosure agreement between the Parties, (ii) any information regarding the disclosing Party or its business, including information which relates to research, Standard NAND Product lans, designs, patents, trademarks, trade secrets, know-how, products, pricing, services, customers, markets, forecasts, marketing or finance, which is (1) in written or other tangible form and marked with a legend which identifies the information as confidential, or (2) in oral or visual form, identified as being confidential at the time of disclosure and thereafter summarized in a writing which identifies the information as confidential and is transmitted to the receiving Party within thirty (30) days after such oral or visual disclosure.

23.2          Confidentiality Obligation.  During the period of eight (8) years from the date of receipt of any Confidential Information, each Party agrees (i) to protect all Confidential Information received by such Party and not to disclose such Confidential Information to any Person, utilizing the same degree of care the receiving Party utilizes to protect its own confidential information of a similar nature (and in no event less than reasonable care), and (ii) not to utilize such Confidential Information for any purpose other than in connection with the transactions contemplated by this Agreement.  Notwithstanding anything to the contrary in the foregoing, each Party may disclose Confidential Information to any employee, agent or representative who has a "need to know" such information for the purposes of this Agreement, provided that such Person(s) shall be notified that such disclosure is made and shall be kept in confidence.

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23.3          Exceptions.  Notwithstanding the provisions of Section 23.2, neither Party shall have any obligation to maintain the confidentiality of any information, and Confidential Information shall not include any information, that (i) is or becomes generally available in the public domain other than as a result of disclosure by the receiving Party (or any third party under a duty of confidentiality to the disclosing Party), (ii) was known by the receiving Party prior to disclosure by the disclosing Party, as can be evidenced by written documents existing at the time of initial disclosure, (iii) was independently developed by the receiving Party without use of or reference to such information, as can be evidenced by written documents, or (iv) was received by the receiving Party from another Person without violation of any confidentiality obligations.

23.4          Ownership.  All Confidential Information shall remain the sole property of the disclosing Party. No receiving Party shall have any rights to the Confidential Information of the disclosing Party.

23.5          Disposal of Confidential Information.  Within thirty (30) days of the termination of this Agreement, or at any time upon the applicable disclosing Party`s request, the receiving Party shall return to the disclosing Party or destroy all Confidential Information (including copies and electronic records thereof).

23.6          Publicity.  Subject to applicable law and the applicable rules or regulations of any stock exchange on which the securities of either Party are traded, no Party shall issue any press release, publicity statement, communication with stockholders, public notice or other public disclosure relating directly to this Agreement or the transactions contemplated hereby without prior notice to, consultation with, and the consent of the other Party.  The Parties shall issue a joint press release with respect to the transactions under this Agreement and certain other related agreements entered into between the Parties, in form to be mutually agreed by the Parties, shortly after the Effective Date of this Agreement.

24.              GENERAL

24.1          Governing Law.  This Agreement shall be construed and interpreted in accordance with and governed by the laws of the State of New York, U.S.A. (without regard to the choice of law provisions thereof). The Parties agree and consent that services of process may be made upon the Parties in any Proceedings relating hereto by any means allowed under applicable law.

24.2          Dispute Resolution.

(a)                The Parties intend that all disputes between the Parties arising out of this Agreement shall be settled by the Parties amicably through good faith discussions upon the written request of either Party.

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(b)               In the event that any such dispute cannot be resolved thereby within a period of sixty (60) days after such notice has been given, such dispute shall be finally settled by binding arbitration at the request of either Party.

(c)                Each arbitration hereunder shall be conducted in the English language in New York, New York, U.S.A. in accordance with the Commercial Arbitration Rules of the American Arbitration Association then in effect (the "Rules").  However, in all events, these arbitration provisions shall govern over any conflicting rules that may now or hereafter be contained in the Rules.  Each Party may demand arbitration by filing a written demand with the other Party within one hundred twenty (120) days after the expiration of the sixty (60) day period described above.  Each Party shall select one (1) arbitrator and the two (2) arbitrators selected by the Parties shall jointly select a third arbitrator, which arbitrators shall conduct the arbitration of such dispute.  In the event the two (2) arbitrators are unable to select a third arbitrator, such selection shall be made pursuant to the Rules.  Judgment upon an award rendered in an arbitration hereunder may be entered in any court having jurisdiction or application may be made to such court for judicial acceptance of any award and an order of enforcement, as the case may be.  The arbitrators shall have the authority to grant any equitable and legal remedies that would be available in any judicial proceeding intended to resolve a dispute.  The arbitrators shall also have the authority to allocate between the Parties the costs of the arbitration in such equitable manner as the arbitrators may determine.  The prevailing Party in the arbitration shall be entitled to receive reimbursement of its reasonable expenses incurred in connection therewith.  Notwithstanding the foregoing, either Party shall be entitled to seek preliminary injunctive relief from any court of competent jurisdiction, pending the final decision or award of the arbitrators.  The award rendered in an arbitration hereunder shall be final and non appealable.

24.3          Notices and Other Communications.  Any and all notices, requests, demands and other communications required or otherwise contemplated to be made under this Agreement shall be in writing and in the English language and shall be provided by one or more of the following means and shall be deemed to have been duly given (i) if delivered personally, when received, (ii) if transmitted by facsimile, on the first (1st) Business Day following receipt of a transmittal confirmation, or (iii) if by international courier service, on the fourth (4th) Business Day following the date of deposit with such courier service, or such earlier delivery date as may be confirmed in writing to the sender by such courier service.  All such notices, requests, demands and other communications shall be addressed as follows:

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If to Seller:

Toshiba Corporation
1-1 Shibaura 1- chome, Minato-ku,
Tokyo 105-8001
Japan

Attention: General Manager
Legal Affairs and Contracts Division
Semiconductor Company

Telephone: +81-3-3457-3452
Facsimile: +81-3-5444-9342

If to Buyer:

[***]

or to such other address or facsimile number as a Party may have specified to the other Party in writing delivered in accordance with this Section 24.

24.4          Severability.  If any provision of this Agreement shall be held to be illegal, invalid or unenforceable, the Parties agree that such provision will be enforced to the maximum extent permissible so as to effect the intent of the Parties, and the validity, legality and enforceability of the remaining provisions of this Agreement shall not in any way be affected or impaired thereby.  If necessary to effect the intent of the Parties, the Parties will negotiate in good faith to amend this Agreement to replace the unenforceable language with enforceable language which as closely as possible reflects such intent.

24.5          Force Majeure.  Neither Party shall be liable in any manner for failure or delay in fulfilling all or part of this Agreement, to the extent caused by forces beyond such Party`s control, which may include acts of God, governmental orders or restrictions, war, threat of war, warlike conditions, terrorist actions, hostilities, sanctions, mobilization, blockade, embargo, detention, revolution, riot, looting, strike, lockout, plague or other epidemics, fire, flood or any other such causes or circumstances beyond its control.

24.6          Amendments.  This Agreement may be amended or modified only by a written instrument signed by each Party.

24.7          Waiver.  Any waiver by a Party of an instance of the other Party`s noncompliance with any obligation or responsibility herein contained shall be in writing and signed by the waiving Party and shall not be deemed a waiver of any other instance of the other Party`s noncompliance hereunder.

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24.8          No Assignment.  This Agreement shall be binding upon and inure to the benefit of and be enforceable by the respective successors and permitted assigns of the Parties.  No Party may assign this Agreement or its rights hereunder to any Person without the written consent of the other Party.  No assignment by any Party of this Agreement or of any of such Party`s rights hereunder (as agreed to by the other Party) shall release such assigning Party from any of its obligations hereunder.  Any attempted assignment of this Agreement in violation of this Section 25.8 shall be void and of no effect.

24.9          No Third-Party Beneficiaries.  The terms and provisions of this Agreement are intended solely for the benefit of the Parties and their respective successors and permitted assigns, and the parties do not intend to confer third-party beneficiary rights upon any other person.

24.10      Expenses.  Each Party shall bear all of its out-of-pocket costs and expenses incurred in connection with the negotiation and execution of this Agreement.

24.11      Construction.  This Agreement has been negotiated by the Parties and their respective counsel and shall be fairly interpreted in accordance with its terms and without any strict construction in favor of or against any Party.

24.12      Interpretation and Construction of this Agreement.  Unless the context shall otherwise require, any pronoun shall include the corresponding masculine, feminine and neuter forms, and words using the singular or plural number shall also include the plural or singular number, respectively.  The words "include," "includes" and "including" shall be deemed to be followed by the phrase "without limitation".  All references herein to Sections, Sections, Annexes, Exhibits and Schedules shall be deemed to be references to Sections and Sections of, and Annexes, Exhibits and Schedules to, this Agreement unless the context shall otherwise require.  All Exhibits and Schedules attached hereto are hereby incorporated by reference into, and made a part of, this Agreement.  The headings of the Sections and Sections hereof are inserted for convenience of reference only and are not intended to be a part of, or to affect the meaning or interpretation of, this Agreement.  Unless the context shall otherwise require, any reference to any agreement or other instrument or statute or regulation is to such agreement, instrument, statute or regulation as amended and supplemented from time to time (and, in the case of a statute or regulation, to any successor provision).  Any reference in this Agreement to a "day" or a number of "days" (without the explicit qualification of "Business") shall be interpreted as a reference to a calendar day or number of calendar days.  If any action or notice is to be taken or given on or by a particular calendar day, and such calendar day is not a Business Day, then such action or notice shall be deferred until, or may be taken or given, on the next Business Day.

24.13      Language.  The Parties have negotiated this Agreement in the English language, which shall be the governing language of this Agreement.

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24.14      Specific Performance.  The Parties agree that each other Party shall be entitled to obtain an injunction or injunctions in accordance with the dispute resolution procedures contained in Section 24.2 to prevent breaches of the provisions of this Agreement or any agreement contemplated hereunder, and to enforce specifically the terms and provisions hereof.

24.15      Cumulative Remedies.  Except as otherwise expressly provided herein, any and all remedies herein expressly conferred upon a Party will be deemed cumulative with, and not exclusive of, any other remedy conferred hereby or by Law or otherwise on such Party, and the exercise of any one remedy will not preclude the exercise of any other remedy.

24.16      Relationship of the Parties.  Nothing contained in this Agreement is intended to, or shall be deemed to, create a partnership among the Parties for any purpose, including tax purposes.  Neither of the Parties will take a position contrary to the foregoing.

24.17      Entire Agreement.  The provisions of this Agreement and the Exhibits and Schedules hereto set forth the entire agreement and understanding among the Parties as to the subject matter hereof and supersede all prior agreements, oral or written, and all other prior communications among the Parties relating to the subject matter hereof.

24.18      Counterparts.  This Agreement may be executed in two or more counterparts, each of which shall be binding as of the date first written above, and all of which shall constitute one and the same instrument.  Each such counterpart shall be deemed an original, and it shall not be necessary in making proof of this Agreement to produce or account for more than one such counterpart.

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IN WITNESS WHEREOF, the Parties have caused this Standard NAND Supply Agreement to be executed by their duly authorized representatives as of the Effective Date.

Toshiba Corporation

By:
Name:
Title:

[***]

By:
Name:
Title:

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